             Exhibit 99.1

Date: News Release: Ticker Symbols:	October 19, 2026 26-36 TSXV: MOON; NASDAQ: BMM

Blue Moon Metals Closes C$35 Million Private Placement
with The Elmet Group and Board Appointment

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Ontario – October 19, 2026 – Blue Moon Metals Inc. ("Blue Moon" or the "Company") (TSXV: MOON; NASDAQ: BMM), is pleased to announce that it has closed its previously announced non-brokered private placement (the "Equity Subscription") with The Elmet Group ("TEG") (NASDAQ: ELMT). The Equity Subscription was made in connection with TEG's investment in the Springer Tungsten Complex (the "Springer Project"), as announced on September 14, 2026. Under the Equity Subscription, the Company issued 3,500,000 units of the Company (the "Units") at a price of C$10.00 per Unit, for aggregate gross proceeds of C$35,000,000.

Each Unit consists of one common share of the Company (each, a "Unit Share") and one common share purchase warrant (each, a "Warrant"). Each Warrant entitles the holder thereof to purchase one additional common share of Company (each, a "Warrant Share") at an exercise price of $10.80 for a period of three years following the closing of the Equity Subscription.

The net proceeds of the Equity Subscription will be used solely to fund the development of the Springer Project.

The Unit Shares and Warrants issued pursuant to the Equity Subscription are subject to a hold period in Canada expiring four months and one day from the date of issuance, in accordance with applicable Canadian securities laws. The Equity Subscription remains subject to the final approval of the TSX Venture Exchange (the "TSXV"). No new insiders or control persons of the Company were created as a result of the Equity Subscription. No finder’s fees were paid in connection with the Equity Subscription.

Investor Rights Agreement and Board Appointment

In connection with the Equity Subscription, the Company and TEG entered into an investor rights agreement (the "TEG IRA"). Among other things, the TEG IRA grants Elmet a board nomination right, equity participation rights, top-up rights and information rights. Under the TEG IRA, the Company has appointed William Jacob Homiller to the board of directors, effective October 16, 2026.

William Jacob Homiller

Mr. Homiller served as the Chief Executive Officer of CarbiCrete Inc., a Montreal-based carbon removal technology company from February 2024 through early 2026.  Prior to CarbiCrete, Mr. Homiller served as President and Chief Executive Officer of H.C. Starck Solutions from April 2020 through January 2024. Mr. Homiller also served in senior global leadership roles with A.W. Chesterton Company as Senior Vice President of Global Business Management and Chief Sales Officer from September 2015 to April 2020, as well as with Cabot Corporation from April 2004 to July 2015. Mr. Homiller received a Master of Business Administration from The Wharton School, a Master of International Studies from The University of Pennsylvania and a Bachelor of Arts in Economics from Tufts University.

The securities described in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. They may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available. This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction.

Date: News Release: Ticker Symbols:	October 19, 2026 26-36 TSXV: MOON; NASDAQ: BMM

About Blue Moon

Blue Moon is advancing 6 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States, the Apex germanium-gallium-copper project in the United States and the Turner gold-copper-zinc-silver project in the United States. All 6 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company's website (www.bluemoonmetals.com).

About The Elmet Group

The Elmet Group is a U.S.-based provider of precision-engineered components and advanced high-energy systems for the Aerospace, Defense and Government, Industrial, Medical, Semiconductor and Electronics, and Energy industries. TEG operates through three segments, Critical Materials Components (CMC), Engineered Microwave Products (EMP), and Elmet Refining & Trading (ERT), leveraging materials science and precision engineering expertise to deliver high-performance solutions. TEG is dedicated to strengthening domestic manufacturing capabilities to support the U.S. and its allies' needs in both critical materials and advanced high-power microwave systems.

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Date: News Release: Ticker Symbols:	October 19, 2026 26-36 TSXV: MOON; NASDAQ: BMM

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes "forward-looking statements" and "forward-looking information" ("forward-looking statements" and "forward-looking information" collectively referred to herein as "forward-looking information") within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking information. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Such factors include, among others, the final approval of the Equity Subscription by the TSXV and the intended use of the proceeds of the Equity Subscription. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management's current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about Blue Moon and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.